Exhibit 99.1

ASX RELEASE | 18 May 2018 | ASX:PLL; Nasdaq:PLLL

RESULTS OF MEETING

Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLLL) (“Piedmont” or “Company”) advises that a General Meeting for the Company was held today, 18 May 2018, at 10.00am (WST).

The resolutions voted on were in accordance with the Notice of General Meeting previously provided to the Australian Securities Exchange (“ASX”).

In accordance with Section 251AA of the Corporations Act 2001, the following information is also provided:

Resolution	Result	Number of Proxy Votes
		For	Against	Abstain	Proxy’s Discretion
1. Renewal of Performance Rights Plan	Passed unanimously on a show of hands	62,632,830	1,714,066	36,507,949	15,491,115
2. Ratify Prior Placement Shares Issued Pursuant to Listing Rule 7.1	Passed unanimously on a show of hands	43,414,968	1,032,759	56,407,118	15,491,115
3. Ratify Prior Placement Shares Issued Pursuant to Listing Rule 7.1A	Passed unanimously on a show of hands	43,414,968	1,032,759	56,407,118	15,491,115

For further information, contact:

Keith D. Phillips	Anastasios (Taso) Arima
President & CEO	Executive Director
T: +1 973 809 0505	T: +1 347 899 1522
E: kphillips@piedmontlithium.com	E: tarima@piedmontlithium.com